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                                                                    EXHIBIT 2.1
To the Shareholders of
Teckn-O-Laser Global Inc.                                      May 3, 2004
2101, Rue Nobel
Sainte-Julie, Quebec, J3E 1Z8

Attention:  Mrs.  Celine  Plourde,  Mr. Yvon  Leveille and Mr.  Alain  Lachambre
-------------------------------------------------------------------------------
(collectively the "Shareholders")
---------------------------------

Re: The Purchase of the shares ("Shares") of Teckn-O-Laser Global Inc.(the "Company") (All references are to Canadian dollars unless otherwise noted) .

 A Canadian acquisition company will be formed (Teckn-O-Laser Acquisition Corporation "TAC" and/or the "Purchaser") which hereby offers to purchase all the issued and outstanding Shares of the Company from the Shareholders. Our proposal is made in reliance on information provided to us by the Company, which indicates that they will collectively have net sales at least $40 million and earnings before interest, taxes, depreciation and amortization ("EBITDA") in excess of $2,000,000 for the twelve months ending April 30, 2004. EBITDA as used herein is as defined in the attached exhibit A.

This letter of intent outlines the basis upon which the Purchaser offers to complete such a purchase (the "Transaction"). Upon execution and return of this letter by the Shareholders, the Purchaser will instruct its counsel to prepare a formal and binding agreement and to complete the necessary documentation, including the Agreement of Purchase and Sale of the Shares, between the Purchaser and the Shareholders, subject to the provisions of this Letter of Intent.

1.       Share Purchase

         The Purchaser will purchase one hundred percent (100%) of all classes of shares of the Company (common and preferred shares). The Purchaser hereby agrees to use its best efforts to cooperate with the
         Shareholders of the Company with respect to modifications to the structure of this transaction in an effort to minimize the current and future tax effects/costs on the Shareholders.

2.       Purchase Price

         The total consideration for the acquisition of the Shares will be payable as follows:

                                       1
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a)       Cash  on  Closing  -  $3,864,000  payable  as  follows:   $456,000  for
         redemption  and   cancellation  of  the  preferred   shares   currently
         outstanding (split pro-rata among the preferred shareholders), and the balance of $3,408,000 being split among the common shareholders;

b) Deferred Payment - $3,000,000 in cash, payable $1 million per year over three years. These amounts are payable ninety (90) days after the applicable year-end to allow for the audited financial results to be completed;

c) Public Transaction - 6 million shares in exchangeable shares of TAC ("Shares") will be issued. These shares will be exchangeable on a one for one basis into common shares of Adsero Corp ("Adsero"). On or before closing Adsero will own all of the issued and outstanding common stock of TAC, excluding the 6 million exchangeable shares issued under this clause. The shares issued under this clause will be part of a registration statement currently being prepared by Adsero and the Purchaser will use its best efforts to register the shares. The shares of Adsero will be subject to a three (3) year lock-up agreement with the first 1/3 available on the first anniversary of the closing date. The lock-up restrictions can be removed at any point in time by the Board of Directors of Adsero. At the time of closing, and with all exchangeable shares converted into Adsero stock the Shareholders will own at least 25% of all the issued and outstanding shares of Adsero;

d) Stock Conversion - The Shareholders will have the option to convert any payments under clause 2(b) into common stock of Adsero at a 20% discount to the Market Price. Market Price is defined as the average of the closing price for the prior 20 trading days. This option is available on the date each payment is to be made under clause 2(b). The Shareholders will give 10 business days notice to Adsero to elect under this clause and Adsero will issue the applicable number of shares within 15 days of receiving notice;

e) Management Contracts - For Yvon Leveille ("YL"), and Alain Lachambre ("AL") under mutually agreed upon terms for a three (3) year period at a base salary, plus bonus capability based on base salary (based on Board approved directives), and employee benefits customary for an executive at this level in this type of business. The employment agreements will contain minimum floor EBITDA targets for the overall company in order to monitor performance which will impact on the contract including but not limited to contract duration and remuneration; and

                                       2
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f)       Stock  Options - 300,000  stock  options will be issued under  Adsero's stock option plan at time of closing to YL, AL, and other key management as reasonably agreed upon prior to closing. The stock options will have a vesting period of 3 years (1/3 become vested on each anniversary date of the grant of options) and a strike price of no greater than $1.00 US per share. The shares under the option plan will be part of a registration statement as mentioned in 2(c) above.

3.       Purchase Price Adjustment Clause

         As soon as is practical, targeting within 60 days following closing of the purchase and sale agreement, the Company shall prepare audited financial statements ("Audited FS") based on the prior two years results. The Audited F/S shall be prepared in accordance with Generally Accepted Accounting Principles ("GAAP") consistently applied. The cost of this audit will be paid by the Purchaser.

         Prior to issuing the Audited FS, the Purchaser shall provide a draft version of the Audited FS to the Shareholders and/or Shareholders' accountants. The Shareholders and/or Shareholders' accountants shall be allowed at least 15 days to review this material and to provide any comments they may have on the Audited FS.

         The purchase price will be adjusted as follows:

         For every $1.00 by which the EBITDA for the 12 months ended April 30, 2004 is less than $2,000,000 (as defined in the first paragraph of this letter), then Adsero will have the right to reduce the amount payable under 2(b) by three times the shortfall below $2,000,000.

4.       Shareholders' Obligations

         The Shareholders agree or will ensure:

a)       that they have full power and authority to convey the Shares;

b) that they will preserve the operations of the Company and its subsidiaries in their present condition and conduct their affairs in the ordinary course of business with ordinary/normal disbursements to shareholders or affiliates

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c)       that the management of Teckn-O-Laser  will work diligently to prepare a business plan in conjunction with Adsero. This will serve also as the budget for Teckn-O-Laser related to bonus targets for management;

d) that they and/or their agent(s) will not enter into negotiations related to the sale of all or part of the Company or to disclose this offer to negotiate with or enter into any agreement with other parties with regard to the sale of the shares or assets of the Company (the "period of exclusivity"). This period of exclusivity will expire if the definitive Agreement of Purchase and Sale is not signed by July 31, 2004 or such later date as the Shareholders and Purchaser may agree; and

e) that this Transaction will be subject to customary representations, warranties, and covenants which shall survive for a period of one (1) year from closing.

5.       Conditions Precedent to Closing

         The Transaction will be subject to customary conditions precedent, including:

a) a satisfactory economic review by Purchaser of the financial statements and records of the Company. This condition is to be satisfied by the Purchaser within 30 days of acceptance of this letter of intent subject to full disclosure of all relevant information being required of the Company immediately upon acceptance of this letter;

b) The Company will arrange replacement Bank operating facilities (asset based lending) in order to increase Teckn-O-Laser Inc.'s available borrowing capabilities by at least $1 million. This condition can be removed or modified by the Purchaser on or prior to closing;

c) The Company and the Purchaser will replace the existing $900,000 debenture bearing interest at 11% per annum with a similar debt instrument of not more than $900,000;

d) the Purchaser is completely satisfied with all labor, environmental, and employment matters in its sole discretion and completion of employment arrangements with key personnel;

e)       the Company will have the following at closing:

                                       4
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         o        Working  capital of at least  $1,500,000  (working  capital is defined as current assets less current liabilities from the audited financial statements);

         o        Long term debt of no more than $4,500,000.

f) a satisfactory review by the Purchaser of the leases and/or ownership of the land and buildings currently occupied by the Company;

g) the Purchaser shall receive from the Company letters from appropriate parties, if applicable, consenting to the assumption by the Purchaser of the contracts in place with the Company's customers, the supply agreements supporting the Company's business operations, any other contracts designated by the Purchaser which are necessary to conduct the Company's operations and any necessary regulatory consents;

h) representations and warranties regarding all obligations, product liability, undisclosed liabilities and contingent liabilities shall be provided for in the Agreement of Purchase and Sale;

i) all the Shares will be conveyed to the Purchaser free and clear of any liens or encumbrances;

j) the Agreement of Purchase and Sale shall include an appropriate "no material adverse change in the business" clause;

k) The shareholders will have purchased before the closing date from La caisse de depot et placement du Quebec all the common shares held by La caisse de depot et placement du Quebec in the capital stock of the Company, and transferred these to the Purchaser in satisfaction of the $1.5 million loan for the purchase of the 25% interest in the Company; and

l) Purchaser will have the necessary funding to close the transaction and make the payment as outlined in clause 2(a).

6.       Co-operation and Assignment

         In connection with the transaction contemplated herein:

         a) the Company, the Shareholders and the Purchaser will co-operate with each other in the preparation of all necessary documents, obtaining all necessary consents from third parties and complying with all applicable regulatory requirements; and

                                       5
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         b)       in  connection  with,  and for the  purpose  of  enabling  the
                  Purchaser to complete the Transaction, the Company and the Shareholders will afford the Purchaser and its representatives full access to the books, records, facilities and personnel of, or relating to the Company, and such access to be controlled by the Company acting reasonably. Any information obtained by the Purchaser and its representatives will be kept confidential to the extent not in the public domain or required to be disclosed by law, and such information shall be returned forthwith to the Company if the proposed transaction is not completed.

7.       Employees

         The Company and/or its subsidiaries will be responsible for all employee vacation and pension entitlements and health care benefits, on an ongoing basis for service up to the date of Closing. Such obligations will be funded by the Company and/or its subsidiaries in the normal course of business and, to the extent they remain unpaid at Closing, will be reflected as liabilities in the financials.

8.       Closing Date

         The Closing shall take place on or before July 31, 2004, with targeted closing being June 30, 2004. Closing may be extended by mutual consent of both parties.

9.       Expenses

         Each party will be responsible for its own costs and expenses associated with the Transaction regardless of whether the Transaction is completed.

10.      Announcements

         Any announcements of the Transaction by either party will be mutually coordinated reviewed, and approved prior to any announcement being undertaken.

11.      Governing Law

         This letter of intent shall be governed and construed in accordance with the laws of state of New York without giving effect to principles of conflicts of law.

                                       6
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12.      Acceptance

         This offer is open for acceptance until 5:00 p.m. on Wednesday, May 5th, 2004.

If the foregoing is acceptable to you, we request that you evidence such approval by signing and dating the enclosed copy hereof and returning it to the undersigned.

Yours truly,

Adsero Corp.


Per:     /s/ William M. Smith
         -----------------------------------
         Chief Financial Officer and Director
         William M. Smith


Accepted this 4th day of May, 2004.




Per:     /s/ Celine Plourde
         ------------------------------------
            Celine Plourde




Per:     /s/ Yvon Leveille
         -------------------------------------
         Yvon Leveille




Per:     /s/ Alain Lachambre
         -------------------------------------
         Alain Lachambre

                                       7
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                                    Exhibit A
               Letter Of Intent between Teckn-o-Laser Global Inc.
                                And Adsero Corp.
                                EBITDA Definition


For purposes of determining the amount of the Purchase Price Adjustment, if any is necessary, under clause 3 of the applicable Letter of Intent EBITDA shall be defined as follows:

As calculated under Canadian Generally Accepted Accounting Principles as Earnings before interest, income taxes, depreciation and amortization for the fiscal year ending April 2004. In addition an adjustment will be made to increase EBITDA for the exchange losses of approximately $471,000.


                                       8
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To the following Shareholders of
Teckn-O-Laser Global Inc.                                     May 3, 2004
2101, Rue Nobel
Sainte-Julie, Quebec, J3E 1Z8

Attention: Mrs. Celine  Plourde, Mr. Yvon Leveille and Mr. Alain Lachambre
--------------------------------------------------------------------------

Dear Mrs. and Sirs:

Re: The Purchase of 25% of the shares ("Shares") of Teckn-O-Laser Global Inc. (the "Company") from la Caisse de depot et placement du Quebec (All references are to Canadian dollars unless otherwise noted) .

         Adsero Corp. and or its designates ("Adsero") hereby agrees to loan $1.5 million to Mrs. Celine Plourde, Mr. Yvon Leveille and Mr. Alain LaChambre (collectively " Shareholders") to be solely used for the purchase of all of the common shares held by la Caisse de depot et placement du Quebec (25% of the common shares of the Company).

         As security for the loan the Shareholders will provide their share certificates for all the shares they own in the Company, to be held by Adsero's lawyer until the closing of the transaction, related to the purchase of the remaining shares of the Company by Adsero. This letter is contingent upon successful completion of the due diligence requirements under the purchase of all the shares of the Company by Adsero.

1.       Closing Date

         The Closing shall take place on or before July 31, 2004, with targeted closing being June 30, 2004. Closing may be extended by mutual consent of both parties. At Closing the Shareholders will transfer the 25% interest (all the shares related to 25% interest) in the Company to Adsero Corp. in satisfaction of the loan of $1.5 million granted hereunder.

2.       Expenses

         Each party will be responsible for its own costs and expenses associated with the Transaction regardless of whether the Transaction is completed.

                                       9
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3.       Announcements

         Any announcements of the Transaction by either party will be mutually coordinated reviewed, and approved prior to any announcement being undertaken.

4.       Acceptance

         This offer is open for acceptance until 5:00 p.m. on Wednesday, May 5, 2004.

If the foregoing is acceptable to you, we request that you evidence such approval by signing and dating the enclosed copy hereof and returning it to the undersigned.
Yours truly,
Adsero Corp.



Per:     /s/ William S. Smith
    ---------------------------------
Chief Financial Officer and Director
William M. Smith

Accepted this 4th day of May, 2004.


Per:       Celine Plourde                   Per:     /s/ Yvon Leveille
           -------------------------                 --------------------------
           Celine Plourde                            Yvon Leveille

Per :      /s/ Alain Lachambre
           -----------------------------
           Alain Lachambre

                                       10